UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 27, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

                If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•    KPN acquires majority share in Dutch mobile ticketing company Beep!

Press release

Date
KPN acquires majority share in Dutch mobile ticketing company Beep!	October 26, 2005
Number
050pe

KPN has secured a majority shareholding in mobile ticketing company Beep!, the fastest growing supplier of digital ticketing solutions in the Netherlands. KPN has acquired a 51% stake in Beep!, the other 49% remaining in the hands of Dutch technical service provider Imtech N.V. The partnership between KPN and Imtech is intended to stregthen Beep!’s position, both in the Netherlands and elsewhere in Europe.

Available via Internet (www.beep.nl) or mobile phone, Beep! offers customers online purchase of digital tickets for a wide range of events and happenings, ranging from cinema tickets to entry to theme parks. Once purchased, the digital tickets are delivered direct to the customer’s mobile handset as 2D barcodes. These barcodes are then scanned before entrance is granted via an automated gate. Mobile ticketing can deliver reduced transaction costs and improved checks and controls to retailers, whilst offering end-users a speedy, convenient and easy to use service. Beep! has thus far sold some hundred thousand digital tickets.

With this acquisition, KPN intends to strengthen its position on the market for so-called ‘contactless servcies’. The Beep! platform and the 2D barcode form an ideal stepping stone in the further development of mobile authentication and authorization services. Essentially all modern mobile phones are equipped to make use of the service.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 27, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel